

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2024

Anton D. Nikodemus
Chief Executive Officer
Seaport Entertainment Group Inc.
199 Water Street
28th Floor
New York, NY 10038

> **Re: Seaport Entertainment Group Inc.**
> **Draft Registration Statement on Form 10-12B**
> **Submitted February 13, 2024**
> **CIK 002009684**

Dear Anton D. Nikodemus:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10-12B, Submitted February 13, 2024

Information Statement
Questions and Answers...
"What are the conditions to the distribution?", page iii

1. We note your disclosure that you intend to apply to have Seaport's common stock listed on the NYSE. We also note your disclosure on pages iv-v that HHH may waive any of the conditions. Please revise to clarify whether the spin-off is contingent upon an exchange's approval of your listing application.

Anton D. Nikodemus
Seaport Entertainment Group Inc.
March 12, 2024
Page 2

<u>"Will Seaport Entertainment incur any indebtedness prior to or at the time of the distribution?",</u>
<u>page vii</u>

2.   Revise to answer the question and quantify the expected amount to be borrowed, when known. Also, if true, revise to state that a portion of the indebtedness will be used to make a cash contribution to HHH pursuant to the Separation Agreement and quantify this amount, as indicated on page 46. As a related matter, revise your statements that "[w]ith over $ million of liquidity, including expected proceeds from the anticipated Rights Offering, [you] expect to have ample capital to invest in and drive internal and external growth opportunities in the leisure, tourism, hospitality, gaming, food and beverage and live entertainment spaces" to state the sources of the quantified liquidity amount.

<u>Information Statement Summary</u>
<u>Our Strategy, page 2</u>

3.   Where you you refer to the performance of your assets during the early stage of the COVID-19 pandemic, ensure that your disclosure acknowledges the impact of the pandemic, if any, to make it clear that revenues were lower or costs were higher or both. For example, you state that The Fulton opened in 2019 "generating $1.5 million in operating income in 2021, up from a $278,000 loss in 2019. It surpassed $2 million in operating income in 2023..." which suggests that your increase in revenues was due to "improved efficiencies," the title of the strategy you are discussing, when it seems possible that results improved due to the reduced impact of the pandemic upon your operations. Address similar trends, if any, where you discuss your Summer Concert Series revenue. Make similar revisions on pages 68-69.

4.   Where you discuss "Improve and Increase Special Event Offerings," provide comparative disclosure for prior performance period(s) to explain the number of events and Aviators games held. Your indication that the ballpark currently hosts approximately 70 baseball games each year and at least 30 special events suggests that the number of games and events has held constant from year-to-year over prior historical periods; please revise to clarify and consider quantifying revenue generated during these periods as well. Make similar revisions on page 69.

<u>Risk Factors</u>
<u>Risks Related to Our Business and Our Industry</u>
<u>Downturn in tenants' businesses may reduce our revenues and cash flows, page 17</u>

5.   We note your disclosure on page 62 of the registration statement that mentions that parts of your business are vulnerable to heavy rains and floods, and that these events can cause supply chain disruptions. Please update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

<u>We may be unable to renew leases..., page 17</u>

6. Identify the property that is the subject of the lease that is set to expire in December 2025, which represents approximately 20% of your total rental revenues, and highlight this same lease on page 54, where you discuss Lease Renewals and Occupancy.

<u>Some of our directors and nominees are involved in other businesses including real estate activities and public and/or private..., page 23</u>

7. We note your disclosure that Pershing Square "will have the ability to influence" your policies. You also state that if Pershing Square controls more than 50% of your common stock, then you would become a "controlled company." Please clarify your disclosure so that investors understand under what circumstances Pershing Square has sufficient holdings for you to be a controlled company, and if so, please include such disclosure on page 2, where you state that Pershing Square is HHH's largest shareholder. Present this disclosure in a separate risk factor, as the title of this risk factor does not reflect the risk that Pershing Square will be able to influence your policies and operations and its interests may not in all cases be aligned with other stockholders, and discuss the related waiver of the applicability of Section 203 of the DGCL, which you discuss on page 40. Acknowledge the amount of ownership that Pershing Square could achieve via the accompanying rights offering if the backstop agreement is fully utilized.

<u>Risks Related to Our Sports Assets</u>
<u>Our sports assets face intense and wide-ranging competition, which may have a material negative effect on our business and results of..., page 25</u>

8. We note your disclosure in this risk factor that the pending move by the Oakland A's to Las Vegas could create additional competition and result in a material negative impact on the Aviators. We also note that on page 78 you disclose that the pending move by the Oakland A's to Las Vegas is one of your competitive strengths. Please clarify this discrepancy.

<u>Baseball decisions made by the parent club, especially those concerning player selection and salaries, may have a material negative..., page 26</u>

9. We note recent press articles of poor relations between the Oakland A's management and the Oakland A's existing fans in California. We also note reports of ongoing discussions by the Oakland A's to remain in Oakland, move to Salt Lake City, or move to Sacramento, for the baseball seasons prior to the completion of their stadium in Las Vegas. If material, please update this risk factor if pressures on the Oakland A's having an impact on the Aviators is no longer hypothetical.

Our sports operations and operating results were materially impacted by the COVID-19 pandemic..., page 27

10.   We note your disclosure regarding the material impact of the COVID-19 pandemic on the results of operations and your financial condition. Please revise, to the extent practicable, to quantify the material impact COVID-19 had on the company's operations and financial condition or provide a more detailed discussion of COVID-19's material impact on your business elsewhere. Discuss the impact of COVID-19 upon your sports operations as well as any impact upon your other Sponsorship, Events and Entertainment and Hospitality operations. In this regard, you reference the negative impact of COVID-19 on Seaport's operations and operating results on page 19.

Financial Risks
As of the date of this information statement, we expect to have outstanding indebtedness on the distribution date of approximately..., page 28

11.   Please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.

Risks Related to the Separation and Our Relationship with HHH
After the distribution, certain of our executive officers and directors may have actual or potential conflicts of interest..., page 33

12.   You disclose that, after the separation and distribution, certain of your executive officers and directors may have actual or potential conflicts of interest. Please briefly describe these actual or potential conflicts of interest in more detail an appropriate place in your registration statement.

If the distribution fails to qualify as a distribution..., page 37

13.   Please revise here and on page 93 to clarify that the condition that you receive an opinion from outside counsel is a waivable condition, if true.

Management's Discussion and Analysis of Results of Operations and Financial Condition
Segment Operating Results
Net Operating Income, page 59

14.   You present the non-GAAP measure "net operating income" regarding your landlord operations. Please change the description of this measure because it is similar to the GAAP measure "operating income." Refer to Item 10(e)(1)(ii)(E) of Regulation S-X.

15.   Please explain to us and disclose how the adjustments you make in arriving at "Net Operating Income" are meaningful to investors and do not substitute individually-tailored recognition and measurement methods for GAAP pursuant to Questions 100.04 and

100.05 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Liquidity and Capital Resources
Cash Flows
Operating Activities, page 63

16.   You report cash used for operating activities for fiscal 2022. To the extent this condition continues in succeeding periods presented, please discuss the operational reasons for this for the latest period presented and how you intend to meet your cash requirements and maintain operations under this condition. Refer to Release No. 33-8350 for guidance. In this regard, we note you disclose in the notes to the financial statements you do not currently have, nor do you expect to generate from operations, adequate liquidity to fund your operations for the next twelve months, and to alleviate such conditions, the Parent has committed to support your operating, investing and financing activities. Also discuss whether this condition is a known trend and provide related disclosure following the guidance in Item 303 of Regulation S-K and Release Nos. 33-6835 and 33-8350.

Business
Competitive Strengths
Scalable Platform, page 71

17.   Where you discuss the Live Events Opportunity, quantify the number of tickets sold over the past 2 fiscal years at your Summer Concert Series and/or at the Rooftop at Pier 17 event space overall. You provide this information as to the 2023 Summer Concert Series only on pages 72 and 76.

18.   Where you discuss the Food and Dining Opportunity, revise to provide the amount of revenue growth you experienced in your Hospitality sector over the past 2 fiscal years.

19.   Where you discuss the Sports and Gaming Opportunity, quantify the number of tickets sold and revenue generated from the Aviators and the Las Vegas Ballpark. You provide this information as to 2023 only on page 75.

Government Regulation and Compliance, page 78

20.   We note your disclosure on page 20 that water shortages could have an adverse effect on your business. We also note press coverage of other developers in the Las Vegas metropolitan area being denied access to water by the state water regulator. Please disclose, if material, any consideration of compliance with Nevada water access laws as you consider further developments in the Las Vegas metro area. Refer to Item 101(c)(2)(i) of Regulation S-K.

Executive Compensation, page 83

21.   Revise to provide the information for the fiscal year ended 2023 in your next amendment, if you have identified your additional named executive officers. For guidance, refer to Regulation S-K Compliance and Disclosure Interpretation 217.01.

The Separation and Distribution, page 88

22.   Revise to provide a description of each of the agreements to be entered into to effectuate the separation and distribution, including the separation agreement and transition services agreement. Ensure that you describe and quantify, as applicable, any revenue sharing percentages, commissions, fees, costs, lump sum payments, etc. and material terms of the the anticipated relationship between the related parties following the separation and distribution. Refer to Item 404 of Regulation S-K.

Note 15. Subsequent Events
Seaport Impairment, page F-35

23.   Please identify the reportable segment(s) of Seaport Entertainment Division to which the impairment charge of $709.5 million applies to. Given its significance, also consider identifying the asset classes impacted and disclose the amount of the impact on each.

    Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Julian Kleindorfer